July 1, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Mara Ransom, Assistant Director

 Re:

PurpleReal.com, Corp.

Fifth Amendment to Registration Statement on Form S-1

File No. 333-194307

Filed July 1, 2014

Below are Purplereal.com Corp’s. (“the Company’s”) responses to the SEC’s Comment Letter dated July 1, 2014.  On behalf of the Company, on July 1, 2014, I transmitted via EDGAR the Company’s Fifth Amendment to its Registration Statement on Form S-1.

Report of Independent Registered Public Accounting Firm, page F-2

1.

The Company’s name in the Report of Independent Registered Public Accounting Firm for the audited financial statements was inserted.

Please, do not hesitate to contact me at (727) 415-4121 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison